U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

EnergySolutions, Inc.

2. Name of persons relying on exemption:

a)	Double Black Diamond Offshore Ltd.
b)	Black Diamond Offshore Ltd.
c)	Black Diamond Thematic Offshore Ltd.
d)	Carlson Capital, L.P.
e)	Asgard Investment Corp. II
f)	Asgard Investment Corp.
g)	Clint D. Carlson

3. Address of persons relying on exemption:

2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

Excerpt from Item 4 of Amendment No. 1 to Schedule 13D, filed on February 21, 2013

The Reporting Persons do not believe the current offer by Energy Capital Partners ("ECP") to acquire all shares of the Issuer's outstanding Common Stock for $3.75 per share pursuant to an Agreement and Plan of Merger, dated as of January 7, 2013 (the “Merger”), reflects the fair underlying value of the Issuer. Among other things, the Reporting Persons believe that the offer by ECP does not appropriately value the Issuer’s Zion project. In particular, the Reporting Persons believe that the Issuer and its investment banker, Goldman, Sachs & Co., are assigning insufficient value to the restricted cash associated with the Zion project.

Accordingly, the Reporting Persons do not currently intend to support the proposed merger on its current terms and reserve the right to take any and all actions relating to the Merger that the Reporting Persons deem appropriate in their capacity as stockholders of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, in connection therewith, may have discussions with management, the board of directors, other shareholders of the Issuer and/or other relevant parties concerning the Merger, in addition to the business, operations, management, governance, strategy and future plans of the Issuer, or take other actions as the Reporting Persons deem appropriate.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, determining whether to vote in favor of the Merger, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.